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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 7)*


                                  MAXXAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   577913106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA  94104
                                (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 21, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statment

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 577913106           SCHEDULE 13D               PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
   NUMBER OF            0

    SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
 BENEFICIALLY      8
                          480,900 shares (Includes shares held by The Robertson
   OWNED BY               Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
     EACH                 Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
  REPORTING               Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
    PERSON                shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
     WITH                 Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. Includes shares held by The Robertson Stephens Global Natural Resources Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Includes shares held by The Robertson Stephens Partners Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Bayview
                          Holdings, Inc. is general partner of Robertson, Stephens & Company Investment Management, L.P. See
                          Item 5.)

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0

------------------------------------------------------------------------------
      SHARED DISPOSITIVE POWER
10
      480,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 577913106           SCHEDULE 13D               PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          480,900 shares (Includes shares held by The Robertson
     OWNED BY             Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
                          Investors, Ltd. are the general partners. Includes
       EACH               shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
    REPORTING             Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which
      PERSON              Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. Includes shares held by
       WITH               The Robertson Stephens Global Natural Resources Fund
                          of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Includes shares held by The Robertson Stephens Partners Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Bayview
                          Holdings, Inc. is general partner of Robertson, Stephens & Company Investment Management, L.P. See
                          Item 5.)

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          480,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 577913106                    SCHEDULE 13D      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          480,900 shares (Includes shares held by The Robertson
     OWNED BY             Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
       EACH               Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
    REPORTING             Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
      PERSON              shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
       WITH               Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. Includes shares held by The Robertson Stephens Global Natural Resources Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Includes shares held by The Robertson Stephens Partners Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Bayview
                          Holdings, Inc. is general partner of Robertson, Stephens & Company Investment Management, L.P. See
                          Item 5.)

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0

-----------------------------------------------------------
      SHARED DISPOSITIVE POWER
10
      480,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          483,200 shares (Includes shares held by The Robertson
     OWNED BY             Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
       EACH               Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
    REPORTING             Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
      PERSON              shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
       WITH               Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. Includes shares held by The Robertson Stephens Global Natural Resources Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. Includes shares held by The Robertson Stephens Partners Fund of which Robertson, Stephens & Company Investment
                          Management, L.P. is investment adviser. BankAmerica
                          Corporation wholly owns Robertson Stephens Investment
                          Management Co. which owns Bayview Holdings, Inc.
                          Bayview Holdings, Inc. is general partner of Robertson, Stephens & Company Investment Management,
                          L.P. Includes shares held in Bank of America 401K Mid
                          Cap Stock Fund. See Item 5.)

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          0

-----------------------------------------------------------
      SHARED DISPOSITIVE POWER
10
      483,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      483,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 6 OF 11 PAGES

Item 1:  Security and Issuer.
         -------------------

     This Amended Schedule 13D is filed with respect to the Common Stock of MAXXAM Inc. (the "Company"), 5847 San Felipe, Suite 2600, Houston, Texas 77057.

Item 2:  Identity and Background.
         -----------------------

     The Amended Schedule 13D is filed on behalf of Bayview Holdings, Inc. ("Bayview Holdings"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), BankAmerica Corporation ("BAC"), and Robertson Stephens Investment Management Co. ("Robertson Parent") ("Filing Parties").

     This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Contrarian Fund ("Contrarian"), The Robertson Stephens Global Natural Resources Fund ("Natural Resources"), The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), The Robertson Stephens Partners Fund ("Partners") (the "Funds"), and the indirect beneficial ownership of Bayview Investors, Ltd. ("Bayview"), Investment Adviser, Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, BAC and Robertson Parent in the shares of the Company held by the Funds.

I. (a) Contrarian is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment company

II. (a) Natural Resources is a series of RSIT. The investment adviser of Natural Resources is Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment company


III. (a) Partners is a series of RSIT. The investment adviser of Partners is Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment company

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 7 OF 11 PAGES

IV. (a) Orphan is a California limited partnership. Investment Adviser and Bayview are the general partners.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities


V. (a) Bayview is a California limited partnership and general partner of Orphan.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities

VI. (a) Orphan Offshore is a Cayman Islands limited partnership. Investment Adviser is the general partner.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities

VII. (a) Investment Adviser is a California limited partnership. It is investment adviser to Contrarian, Natural Resources, and Partners and general partner to Orphan and Orphan Offshore.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment advisor

VIII.(a) Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) holding company

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 8 OF 11 PAGES

IX.  (a)   BAC is a Delaware corporation.  It wholly owns Robertson Parent.

     (b)   Corporate Secretary's Office #13018
           555 California Street
           San Francisco, CA  94104
           (principal office and principal place of business)

     (c)   bank holding company

X.   (a)   Robertson Parent is a Delaware corporation. It is wholly owned by
           BAC. It owns Bayview Holdings.

     (b)   Corporate Secretary's Office #13018
           555 California Street
           San Francisco, CA  94104
           (principal office and principal place of business)

     (c)   holding company

XI.  (a)   Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

     (b)   555 California Street, Suite 2600
           San Francisco, CA  94104
           (principal office and principal place of business)

     (c)   holding company

     Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

     During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

Item 3:  Source and Amount of Funds or Other Consideration:
         -------------------------------------------------

     The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners.

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 9 OF 11 PAGES

Item 4:  Purpose of Transaction:
         ----------------------

     The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

     The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


Item 5:  Interest in Securities of the Issuer.
         ------------------------------------

     (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                       No. of Shares
Name of                                Beneficially
Beneficial Owner (1)                      Owned                       Percentage of Class
--------------------                   -------------                  -------------------
Contrarian                                225,500                            2.7%
Orphan                                     46,200                             .6%
Bayview                                    46,200                             .6%
Natural Resources                          68,600                             .8%
Partners                                  126,900                            1.5%
Orphan Offshore                            11,500                             .1%
Investment Adviser                        480,900                            5.8%
Bayview Holdings                          480,900                            5.8%
BAC                                       483,200                            5.8%
Robertson Parent                          480,900                            5.8%
Private Equity Group                       46,200                             .6%

(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

     (c) The following transactions were effected during the past sixty days. All transactions were executed on the American Stock Exchange:

Entity            Date     Shares   Price     Transaction
------            ----     ------   -----     -----------
Contrarian       9/23/97   12,500   54.62   open market sale
Contrarian       9/24/97      300   54.44   open market sale
Contrarian      10/28/97   10,400   51.35   open market sale
Contrarian      10/29/97   10,300   53.03   open market sale
Contrarian      10/30/97    9,300   53.17   open market sale

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 10 OF 11 PAGES

Contrarian      10/31/97   11,800   52.84   open market sale
Contrarian       11/4/97    2,200   53.31   open market sale
Contrarian       11/5/97   21,200   54.14   open market sale
Contrarian       11/7/97    2,100   53.18   open market sale
Contrarian      11/10/97   20,000   52.10   open market sale
Contrarian      11/21/97    8,500   48.99   open market sale
Contrarian      11/24/97    6,500   48.15   open market sale
Partners        10/20/97    3,400   53.38   open market sale

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         Exhibit A  -  Joint Filing Agreement (previously filed)
         Exhibit B  -  Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties (previously filed)

  CUSIP NO. 577913106             SCHEDULE 13D             PAGE 11 OF 11 PAGES

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 1997



         BAYVIEW HOLDINGS, INC.*


         ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*


         BANKAMERICA CORPORATION*


         ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


   *By:  /s/  JEFFREY R. LAPIC

         Jeffrey R. Lapic
         Assistant General Counsel of
         Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact